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EXHIBIT 99.3

CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

        We hereby consent to the use in this Annual Report on Form 40-F of our report dated February 26, 2003, relating to the financial statements of The Thomson Corporation which appear in Exhibit 99.2 of this Form 40-F. We also consent to the use in this Annual Report on Form 40-F of our Comments by Auditors for United States of America Readers on Canada – United States of America Reporting Differences dated February 26, 2003.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants

Toronto, Canada
February 26, 2003

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CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS